1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 15, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2013 FIRST EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Friday, 30 August 2013 is set out at page 9 to page 12 of this circular.

Reply slip and form of proxy for use at the EGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the EGM should complete and return the reply slip in accordance with the instructions printed thereon before Saturday, 10 August 2013. Shareholders who intend to appoint a proxy to attend the EGM are requested to complete and return the proxy form in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the EGM or any adjournment thereof if you so wish.

15 July 2013

* For identification purpose only

CONTENTS

Page

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	ii

LETTER FROM THE BOARD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

NOTICE OF 2013 FIRST EXTRAORDINARY GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	9

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company which are subscribed for in Renminbi and listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"Articles of Association"	the Articles of Association of the Company;

"Board"	the board of Directors;

"Company"

Aluminum Corporation of China Limited* , a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Director(s)"	the director(s) of the Company;

"EGM"

the 2013 first extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Friday, 30 August 2013;

"Group"	the Company and its subsidiaries;

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

- ii -

DEFINITIONS

"H Shareholder(s)"	holder(s) of H Shares;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Ishibashi Gearbox"

Ishibashi Gearbox (Yinchuan) Co., Ltd. , a limited liability company established in the PRC in January 2011, which is owned as to 46.88% by Yinxing Energy and 53.12% by independent third parties as at the Latest Practicable Date;

"Latest Practicable Date"	12 July 2013, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

"Ningxia Energy"

Chalco Ningxia Energy Group Limited*, formerly known as , a limited liability company incorporated in the PRC on 26 June 2003, which is owned as to 70.82% by the Company as at the Latest Practicable Date;

"Ningxia PV"	Ningxia Ning Electric PV Material Co., Ltd.*, a limited liability company incorporated in the PRC in June 2008 and a wholly-owned subsidiary of Ningxia Energy as at the Latest Practicable Date;

"Ningxia Silicon"	Ningxia Ning Electric Silicon Materials Co., Ltd.* , a limited liability company incorporated in the PRC in May 2008 and a wholly-owned subsidiary of Ningxia Energy as at the Latest Practicable Date;

- iii -

DEFINITIONS

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Share(s)"	A Shares and H Shares;

"Shareholder(s)"	A Shareholders and H Shareholders;

"Yinxing Energy"

Ningxia Yinxing Energy Co., Ltd.* , a limited liability company established in the PRC in 1995, the shares of which are listed on the Shenzhen Stock Exchange (stock code: 000862) and which is owned as to 28.02% by Ningxia Energy and 71.98% by independent third parties as at the Latest Practicable Date;

"Yinxing Energy PV"

Ningxia Yinxing Energy Photovoltaic Equipment Manufacturing Co.,Ltd.* , a limited liability company established in the PRC in December 2009, which is owned as to 55% by Yinxing Energy and 45% by independent third parties as at the Latest Practicable Date;

- iv -

DEFINITIONS

"Yinxing Energy Wind Power"

Ningxia Yinxing Energy Wind Power Equipment Manufacturing Co., Ltd.* , a limited liability company established in the PRC in August 2007 and and a wholly-owned subsidiary of Yinxing Energy as at the Latest Practicable Date;

"Yinxing Polycrystalline Silicon"

Ningxia Yinxing Polycrystalline Silicon Co., Ltd.* , a limited liability company established in the PRC in April 2007, which is owned as to 73.12% by Ningxia Energy and 26.88% by independent third parties as at the Latest Practicable Date;

"Yinyi Wind Power"

Ningxia Yinyi Wind Power Co., Ltd.* , a limited liability company established in the PRC in December 2005, which is owned as to 50% by Yinxing Energy and 50% by independent third parties as at the Latest Practicable Date;

"Zhongwei Ningdian"

Zhongwei Ningdian New Energy Co., Ltd.* , a limited liability company established in the PRC in April 2010, which is owned as to 75% by Ningxia Energy and 25% by independent third parties as at the Latest Practicable Date;

"%"	per cent.

- v -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
Mr. Jiang Yinggang	The People's Republic of China
Postal code: 100082

Non-executive Directors:	Principal place of business:
Mr. Liu Caiming	No. 62 North Xizhimen Street
Mr. Wang Jun	Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Independent non-executive Directors:	Principal place of business in Hong Kong:
Mr. Wu Jianchang	Unit 3103, 31st Floor
Mr. MA Si-hang, Frederick	Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

15 July 2013

To the Shareholders

Dear Sirs,

I.	INTRODUCTION

The purpose of this circular is to provide you with the notice of the EGM and to provide you with all the information reasonably necessary to enable you to make informed decisions on whether to vote for or against the proposed resolutions at the EGM:

(1)	To consider and approve the resolution in relation to the election of Mr. Wu Zhenfang as an independent non-executive Director of the fifth session of the Board; and

(2)	To consider and approve the resolution in relation to the proposed provision of guarantees by Ningxia Energy and Yinxing Energy to their subsidiaries.

- 1 -

LETTER FROM THE BOARD

II.	MATTERS TO BE CONSIDERED AT THE EGM

1.	The election of Mr. Wu Zhenfang as an independent non-executive Director of the Board

Reference is made to the announcements of the Company dated 24 June 2013, 27 June 2013 and 15 July 2013 in relation to the election of an independent non-executive Director of the fifth session of the Board of the Company.

As recommended by the nomination committee of the Company, the Board proposed the election of Mr. Wu Zhenfang as an independent non-executive Director of the fifth session of the Board.

Wu Zhenfang, male, aged 61, graduated from Shanghai Jiao Tong University majoring in business administration with an EMBA degree, and is a professor-level senior engineer. Mr. Wu has extensive experience in enterprise operation and overseas investment. He served as a deputy general manager of CNOOC Nanhai West Corporation, the general manager of CNOOC Chemical Limited, assistant to the general manager, and a deputy general manager of China National Offshore Oil Corporation ("CNOOC"), as well as the chairman of CNOOC Chemical Limited and CNOOC Gas and Power Limited.

Mr. Wu has confirmed that he has satisfied the independence criteria as stipulated in Rule 3.13 of the Hong Kong Listing Rules. The nomination committee of the Company has assessed his independence and considered that he meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines. In addition, the Board believes that Mr. Wu, with his extensive experience and knowledge, will contribute to and enhance the corporate governance of the Company.

Mr. Wu has confirmed that, saved as disclosed above, as at the Latest Practicable Date, (1) he has not held any other position with the Company or any of its subsidiaries nor any directorship in any other listed public companies in the past three years; (2) he does not have any relationship with any Director, senior management, substantial shareholder or controlling shareholder of the Company; and (3) he does not have any interest or deemed interest in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

- 2 -

LETTER FROM THE BOARD

Saved as disclosed above, the Board is not aware of any other matter in respect of the appointment of Mr. Wu as an independent non-executive Director that is required to be disclosed pursuant to Rules 13.51(2) (h) to (v) of the Listing Rules or any other matter that needs to be brought to the attention of the Shareholders.

The term of office of Mr. Wu will commence from the conclusion of the EGM and expire on the election of the sixth session of the Board. The Company will enter into a service contract with Mr. Wu after his by-election as an independent non-executive Director of the fifth session of the Board is approved at the EGM. The remuneration policies approved by the Shareholders at the 2012 annual general meeting will be applicable to Mr. Wu.

2.	The provision of guarantees by Ningxia Energy and Yinxing Energy to their subsidiaries

To ensure the sustainable and stable development of the subsidiaries of Ningxia Energy and Yinxing Energy, the Board recommends that Ningxia Energy and Yinxing Energy provide their subsidiaries with 19 guarantees in the aggregate amount of RMB610 million, including 9 renewals of guarantee in the amount of RMB260 million and 10 new guarantees in the amount of RMB350 million. The relevant details are as follows:

(a)	Renewals of guarantee

(1)

As the existing working capital loan of RMB30 million previously granted to Ningxia PV by Ningxia Branch of China Development Bank will expire on 15 August 2013, Ningxia PV intends to continue to apply for a loan of RMB30 million for a term of one to three years from this bank or other commercial banks, and Ningxia Energy proposes to continue to provide a joint-liability guarantee in the amount of RMB30 million for a period of one to three years.

(2)

As the existing working capital loan of RMB20 million previously granted to Ningxia PV by Yinchuan Branch of Bank of Shizuishan will expire on 5 September 2013, Ningxia PV intends to continue to apply for a loan of RMB20 million for a term of one to three years from this bank or other commercial banks, and Ningxia Energy proposes to continue to provide a joint-liability guarantee in the amount of RMB20 million for a period of one to three years.

- 3 -

LETTER FROM THE BOARD

(3)

As the existing working capital loan of RMB40 million previously granted to Yinxing Polycrystalline Silicon by Wuzhong Branch of Bank of China will expire on 26 August 2013, Yinxing Polycrystalline Silicon intends to continue to apply for a loan of RMB40 million for a term of one year from this bank or other commercial banks, and Ningxia Energy proposes to continue to provide a joint-liability guarantee in the amount of RMB40 million for a period of one year.

(4)

As the existing working capital loan of RMB25 million previously granted to Yinxing Polycrystalline Silicon by the head office of Bank of Ningxia will expire on 23 August 2013, Yinxing Polycrystalline Silicon intends to continue to apply for a loan of RMB25 million for a term of one year from this bank or other commercial banks, and Ningxia Energy proposes to continue to provide a joint-liability guarantee in the amount of RMB25 million for a period of one year.

(5)

As the existing working capital loan of RMB14.9 million previously granted to Yinxing Polycrystalline Silicon by the head office of Bank of Ningxia will expire on 26 September 2013, Yinxing Polycrystalline Silicon intends to continue to apply for a loan of RMB15 million for a term of one year from this bank or other commercial banks, and Ningxia Energy proposes to continue to provide a joint-liability guarantee in the amount of RMB15 million for a period of one year.

(6)

As the existing working capital loan of RMB30 million previously granted to Yinxing Energy Wind Power by China Development Bank expired on 23 April 2013, Yinxing Energy Wind Power intends to continue to apply for a loan of RMB30 million for a term of one year from commercial banks, and Yinxing Energy proposes to continue to provide a joint-liability guarantee in the amount of RMB30 million for a period of one year.

(7)

As the banker's acceptances facilities in the amount of RMB30 million for Yinxing Energy PV granted by Ningxia Branch of Bank of Communications will expire on 2 October 2013, Yinxing Energy intends to continue to apply for banker's acceptances from commercial banks in the amount of RMB30 million for a term of one year. Yinxing Energy proposes to continue to provide a joint-liability guarantee in the amount of RMB30 million for a period of one year.

- 4 -

LETTER FROM THE BOARD

(8)

As the trade facilities and letter of guarantee in the amount of RMB30 million and the banker's acceptances facilities in the amount of RMB10 million arranged for Ishibashi Gearbox by Ningxia Branch of Bank of China will expire on 12 October 2013, Ishibashi Gearbox intends to continue to apply for trade facilities and letter of guarantee in the amount of RMB30 million and the banker's acceptances facilities in the amount of RMB10 million for a period of one year. Yinxing Energy PV proposes to continue to provide a joint-liability guarantee in the amount of RMB40 million for a period of one year.

(9)

As the existing working capital loan of RMB30 million previously granted to Ningxia Silicon by Yinchuan Branch of Bank of Shizuishan expired on 17 June 2013, Ningxia Silicon intends to continue to apply for a loan of RMB30 million for a term of one year from commercial banks, and Yinxing Energy proposes to continue to provide a joint-liability guarantee in the amount of RMB30 million for a period of one year.

(b)	New guarantees

(1)

Ningxia PV intends to apply to Ningxia Branch of Industrial and Commercial Bank of China Limited or other commercial banks for working capital loan of RMB40 million for a term of one year, for which Ningxia Energy proposes to provide a joint-liability guarantee in the amount of RMB40 million for a term of one year.

(2)

Yinxing Energy intends to apply to commercial banks for working capital loan of RMB30 million for a term of one year, for which Ningxia Energy proposes to provide a joint-liability guarantee in the amount of RMB30 million for a term of one year.

(3)

As the existing working capital loan of RMB18 million previously granted to Yinxing Energy by Bank of China Limited for which a joint-liability guarantee was provided by Mcc Meili Paper Industry Company, expired on 20 April 2013 and 23 April 2013 respectively, Yinxing Energy intends to continue to apply for a loan of RMB20 million for a term of one year from this bank, and Ningxia Energy proposes to provide a joint-liability guarantee in the amount of RMB20 million for a term of one year (as the mutual guarantee agreement between Yinxing Energy and Mcc Meili Paper Industry Company has been terminated).

- 5 -

LETTER FROM THE BOARD

(4)

Yinxing Energy obtained from China Development Bank a working capital loan of RMB60 million on 26 November 2012. However, given the high gearing ratio of Yinxing Energy for the year 2012 and the downgrading of its credit rating, the bank required the Group to provide a joint-liability guarantee in addition to the original credit guarantee. Ningxia Energy proposes to provide a joint-liability guarantee in the amount of RMB60 million for a term of one year.

(5)

Zhongwei Ningdian intends to apply to Ningxia Branch of China Development Bank Co. Ltd. for project loan of RMB105 million for a term of twenty years, which will be used for the construction of Phase I 10MW Project of the PV power plant in Zhongwei Sikouzi . Ningxia Energy proposes to provide a joint-liability guarantee in the amount of RMB30 million for a term of twenty years.

(6)

Yinxing Energy PV intends to apply to commercial banks for working capital loan of RMB20 million for a term of one year. Yinxing Energy proposes to provide a joint-liability guarantee in the amount of RMB20 million for a term of one year.

(7)

Ishibashi Gearbox intends to apply to commercial banks for working capital loan of RMB20 million for a term of one year. Yinxing Energy proposes to provide a joint-liability guarantee in the amount of RMB20 million for a term of one year.

(8)

The Sunjiatan Phase II project loan of RMB91 million for a term of twenty years applied by Yinxing Energy from Ningxia Branch of China Development Bank will be used for the construction of the Sunjiatan Phase II project. Yinyi Wind Power proposes to provide a joint-liability guarantee in the amount of RMB30 million for a term of twenty years for its shareholder Yinxing Energy regarding such bank loan.

(9)

Yinyi Wind Power applied to China Development Bank for Changshantou Phase I project loan of RMB158.4 million for a term of fourteen years, and Yinxing Energy proposes to provide a joint-liability guarantee in the amount of RMB40 million for a term of fourteen years.

- 6 -

LETTER FROM THE BOARD

(10)

The working capital loan of RMB60 million granted to Yinyi Wind Power by Ningxia Bank expired on 3 June 2013. Upon such expiry, Yinyi Wind Power intends to continue to apply to commercial banks for working capital loan of RMB60 million for a term of one year, and Yinxing Energy proposes to provide a joint-liability guarantee in the amount of RMB60 million for a term of one year.

The Board also proposes the Chairman of the Company or other person authorized by the Chairman be authorized to, pursuant to the needs of the Company, handle matters relating to above guarantees and to sign all relevant documents.

According to the Articles of Association and the requirements of relevant laws and regulations of the PRC, matters relating to the Group's internal guarantees are hereby put forward to the EGM for consideration.

III.	THE EGM

A notice convening the EGM at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Friday, 30 August 2013 is set out on page 9 to page 12 of this circular.

A proxy form for use at the EGM is enclosed. Whether or not you are able to attend the EGM in person, you are requested to complete and return the accompanying proxy form in accordance with the instructions printed thereon not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the EGM or any adjournment if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules, all votes at the EGM will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules following the EGM.

- 7 -

LETTER FROM THE BOARD

IV.	CLOSURE OF H SHARE REGISTER OF MEMBERS

Pursuant to the provisions of the Articles of Association, the H Share register of members will be closed from Wednesday, 31 July 2013 to Friday, 30 August 2013 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 30 July 2013 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 30 July 2013 for registration.

V.	RECOMMENDATIONS

The Directors (including independent non-executive Directors) consider that the resolutions as set out in the notice of the EGM are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the above proposed resolutions.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

* For identification purpose only

- 8 -

NOTICE OF 2013 FIRST EXTRAORDINARY GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2013 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2013 First Extraordinary General Meeting (the "EGM") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 9:30 a.m. on Friday, 30 August 2013 for the purposes of considering, and if thought fit, approving the following resolutions. Unless the context otherwise requires, capitalized terms used herein shall have the same meaning as those defined in the circular of the Company dated 15 July 2013 (the "Circular"):

ORDINARY RESOLUTIONS

1.	To consider and approve the resolution in relation to the election of Mr. Wu Zhenfang as the independent non-executive Director of the fifth session of the Board of the Company

2.	To consider and approve the resolution in relation to the provision of guarantees by Ningxia Energy and Yinxing Energy to their subsidiaries:

(1)

To consider and approve that Ningxia Energy continues to provide a joint-liability guarantee in respect of the loan of RMB30 million of Ningxia Ning Electric PV Material Co., Ltd.* , its wholly-owned subsidiary, for a term of one to three years;

(2)

To consider and approve that Ningxia Energy continues to provide a joint-liability guarantee in respect of the loan of RMB20 million of Ningxia Ning Electric PV Material Co., Ltd.* , its wholly-owned subsidiary, for a term of one to three years;

(3)

To consider and approve that Ningxia Energy continues to provide a joint-liability guarantee in respect of the loan of RMB40 million of Ningxia Yinxing Polycrystalline Silicon Co., Ltd.* , its controlled subsidiary, for a term of one year;

- 9 -

NOTICE OF 2013 FIRST EXTRAORDINARY GENERAL MEETING

(4)

To consider and approve that Ningxia Energy continues to provide a joint-liability guarantee in respect of the loan of RMB25 million of Ningxia Yinxing Polycrystalline Silicon Co., Ltd.* , its controlled subsidiary, for a term of one year;

(5)

To consider and approve that Ningxia Energy continues to provide a joint-liability guarantee in respect of the loan of RMB15 million of Ningxia Yinxing Polycrystalline Silicon Co., Ltd.* , its controlled subsidiary, for a term of one year;

(6)

To consider and approve that Yinxing Energy continues to provide a joint-liability guarantee in respect of the loan of RMB30 million of Ningxia Yinxing Energy Wind Power Equipment Manufacturing Co., Ltd.* , its wholly-owned subsidiary, for a term of one year;

(7)

To consider and approve that Yinxing Energy continues to provide a joint-liability guarantee in respect of the banker's acceptance of RMB30 million applied by Ningxia Yinxing Energy Photovoltaic Equipment Manufacturing Co., Ltd.* , its controlled subsidiary, for a term of one year;

(8)

To consider and approve that Ningxia Yinxing Energy Photovoltaic Equipment Manufacturing Co., Ltd.* , a controlled subsidiary of Yinxing Energy, continues to provide joint-liability guarantee in respect of the trade finance, letter of guarantee and exposure on banker's acceptance amounting to RMB40 million applied by Ishibashi Gearbox (Yinchuan) Co., Ltd. , a controlled subsidiary of Yinxing Energy, for a term of one year;

(9)

To consider and approve that Yinxing Energy continues to provide a joint-liability guarantee in respect of the loan of RMB30 million of Ningxia Ning Electric Silicon Materials Co., Ltd.* for a term of one year;

(10)

To consider and approve that Ningxia Energy provides a joint-liability guarantee in respect of the loan of RMB40 million of Ningxia Ning Electric PV Material Co., Ltd.* , its wholly-owned subsidiary, for a term of one year;

(11)	To consider and approve that Ningxia Energy provides a joint-liability guarantee in respect of the loan of RMB30 million of Yinxing Energy, its controlled subsidiary, for a term of one year;

(12)	To consider and approve that Ningxia Energy provides a joint-liability guarantee in respect of the loan of RMB20 million of Yinxing Energy, its controlled subsidiary, for a term of one year;

- 10 -

NOTICE OF 2013 FIRST EXTRAORDINARY GENERAL MEETING

(13)	To consider and approve that Ningxia Energy provides a joint-liability guarantee in respect of the loan of RMB60 million of Yinxing Energy, its controlled subsidiary, for a term of one year;

(14)

To consider and approve that Ningxia Energy provides a joint-liability guarantee in respect of the loan of RMB30 million in the loan of RMB105 million of Zhongwei Ningdian New Energy Co., Ltd.* , its controlled subsidiary, for a term of twenty years;

(15)

To consider and approve that Yinxing Energy provides a joint-liability guarantee in respect of the loan of RMB20 million of Ningxia Yinxing Energy Photovoltaic Equipment Manufacturing Co., Ltd.* , its controlled subsidiary, for a term of one year;

(16)

To consider and approve that Yinxing Energy provides a joint-liability guarantee in respect of the loan of RMB20 million of Ishibashi Gearbox (Yinchuan) Co., Ltd. , its controlled subsidiary, for a term of one year;

(17)

To consider and approve that Ningxia Yinyi Wind Power Co., Ltd. , a controlled subsidiary of Yinxing Energy, provides a joint-liability guarantee in respect of the loan of RMB30 million in the loan of RMB91 million for the Sunjiatan Phase II Project of Yinxing Energy, for a term of twenty years;

(18)

To consider and approve that Yinxing Energy provides a joint-liability guarantee in respect of the loan of RMB40 million in the loan of RMB158.4 million of Ningxia Yinyi Wind Power Co., Ltd. , its controlled subsidiary, for a term of fourteen years;

(19)

To consider and approve that Yinxing Energy provides a joint-liability guarantee in respect of the loan of RMB60 million of Ningxia Yinyi Wind Power Co., Ltd. , its controlled subsidiary, for a term of one year.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
15 July 2013

- 11 -

NOTICE OF 2013 FIRST EXTRAORDINARY GENERAL MEETING

Notes:

(a)	Details of the above resolutions are set out in the circular regarding the EGM dated 15 July 2013.

(b)

Pursuant to the provisions of the Articles of Association, the H Share register of members will be closed from Wednesday, 31 July 2013 to Friday, 30 August 2013 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 30 July 2013 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 30 July 2013 for registration.

(c)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slip for attending the EGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the EGM, i.e. no later than Saturday, 10 August 2013.

Details of the Company's Board Office are as follows:
No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8161/8162
Fax: (8610) 8229 8158

(d)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (c) to (d) also apply to A Shareholders, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof, in order for such documents to be valid.

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the EGM will be conducted by a poll.

* For identification purpose only

- 12 -

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary